SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 9)

Espey Mfg. & Electronics Corp.
(Name of Issuer)

Common Stock, par value $0.33 – 1/3 par value
(Title of Class of Securities)

296650 10 4
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 296650 10 4	13G	Page 2 of 5 Pages

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Espey Mfg. & Electronics Corp. Employee Retirement Plan and Trust

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF	5. SOLE VOTING POWER

SHARES

BENEFICIALLY	6. SHARED VOTING POWER
0
OWNED BY

EACH	7. SOLE DISPOSITIVE POWER
116,666
REPORTING

PERSON	8. SHARED DISPOSITIVE POWER

WITH	0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,666

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.9%*

Based on 2,355,810 shares issued and outstanding as of December 31, 2013
12. TYPE OF REPORTING PERSON*
EP

CUSIP No. 296650 10 4	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Espey Mfg. & Electronics Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:
233 Ballston Ave., Saratoga Springs, NY 12866

Item 2(a).	Name of Person Filing:
Peggy Murphy and Howard Pinsley Co-Trustees for
Espey Mfg. & Electronics Corp. Employee Retirement Plan and Trust
Item 2(b).	Address of Principal Business Office, or if None, Residence:
233 Ballston Ave.
Saratoga Springs, NY 12866
Item 2(c).	Citizenship:
USA

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.33 1/3 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
296650 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 296650 10 4	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
116,666*

(b)	Percent of class:
4.9%**

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 116,666*,

(ii) Shared power to vote or to direct the vote 0,

(iii) Sole power to dispose or to direct the disposition of 116,666*,

(iv) Shared power to dispose or to direct the disposition of 0

*This represents the number of shares held by the ESOP which have not been allocated to accounts of participants. The administration of the shares of common stock held by the ESOP Trust is subject to the Second Amended and Restated Plan, effective as of July 1, 2002, creating the Trust and a Trust Agreement dated July 15, 2005. The Trustees’, rights with respect to the disposition of shares are governed by the terms of the Plan and the Trust Agreement. As to shares that have been allocated to the accounts of participants in the ESOP, the Plan provides that the Trustees are required to vote such shares in accordance with instructions received from the participants. As to unallocated shares and allocated shares for which voting instructions have not been received from participants, the Plan provides that the Trustees are required to vote such shares in accordance with the direction of a Committee, appointed by the Board of Directors of the Issuer under the terms of the Plan and Trust Agreement. The Trustees, Howard Pinsley and Peggy A. Murphy, are the Chairman of the Board, and Secretary of the Company, respectively. The ESOP Committee is comprised of Howard Pinsley, Peggy Murphy, Director Michael W. Wool and David O'Neil, the Treasurer and Principal Financial Officer of the Company.

**Based on 2,355,810 Shares Issued and Outstanding as of December 31, 2013

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certifications.
N/A
(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date)

(Signature)

Howard Pinsley Peggy A. Murphy
Trustees

(Name/Title)